SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP Publicly Held Company CNPJ/MF No. 43.776.517/0001-80	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE Publicly Held Company CNPJ/MF No. 02.302.101/0001-42

JOINT MATERIAL FACT

UPDATE OF THE ESTIMATED TIMETABLE OF THE MERGER OF SHARES

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Sabesp”) and EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. (“EMAE” and, together with Sabesp, the “Companies”), pursuant to Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”) and CVM Resolution No. 44, dated August 23, 2021, further to the Joint Material Facts disclosed on April 24 and June 29, 2026 by the Companies; the Joint Notice to the Market disclosed on July 27, 2026 by the Companies; EMAE’s Material Fact dated July 29, 2026; the Material Fact disclosed by Sabesp on July 30, 2026; and the Joint Material Fact disclosed by the Companies on September 16, 2026, hereby inform their shareholders and the market in general of the updates to the estimated timetable, set forth in Exhibit I to this Material Fact, in connection with the incorporation by Sabesp of all shares issued by EMAE not held by Sabesp, with the delivery to EMAE’s shareholders of common shares issued by Sabesp (“Merger of Shares”).

Additional information regarding the Merger of Shares will be timely disclosed by the Companies pursuant to applicable laws and regulations.

São Paulo, October 08, 2026.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP Daniel Szlak Chief Financial Officer and Investor Relations Officer	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE Pedro Borges Petersen Chief Financial, Investor Relations and Administrative Officer

EXHIBIT I

TIMETABLE OF THE MERGER OF SHARES

Date	Event
July 30	Sabesp’s Shareholders’ Meeting held at 11:00 a.m.
Disclosure through the ENET system: (i) the minutes of Sabesp’s Shareholders’ Meeting; and (ii) Sabesp’s Material Fact regarding the approval at the Shareholders’ Meeting.
September 14	Publication of the minutes of Sabesp’s Shareholders’ Meeting in the newspaper “Valor Econômico”.
September 16	EMAE’s Shareholders’ Meeting held at 11:00 a.m.

Disclosure through the ENET system:

(i) the minutes of EMAE’s Shareholders’ Meeting; and

(ii) the joint Material Fact regarding: (a) the approval of the Merger of Shares of EMAE, including the estimated timetable of events of the Merger of Shares; (b) the commencement of the Withdrawal Right, including information on the migration of EMAE’s bookkeeping from BTG (“Former Bookkeeping Agent”) to Itaú (“New Bookkeeping Agent”); and (c) information on the procedure for tax payment by INRs.

Disclosure of EMAE’s Notice to the Market regarding the change of bookkeeping agent.
September 17	Publication of the minutes of EMAE’s Shareholders’ Meeting in the newspaper “Folha de São Paulo”.
September 18	Beginning of the period for the exercise of the Withdrawal Right.
September 30	Last day on which the Former Bookkeeping Agent will provide services to EMAE (brokerage-firm blocking, payments, transfers of title, etc.).
October 1	Update of EMAE’s Registration Form.
Commencement of bookkeeping services for EMAE’s shares by the New Bookkeeping Agent.
October 8	Disclosure of a joint Material Fact regarding the update of the timetable of the Merger of Shares.
October 19	End of the period for the exercise of the Withdrawal Right.
End of the period for NRIs to provide information regarding payment of income tax relating to any capital gain in connection with the exercise of the Withdrawal Right.
Confirmation by B3 and the New Bookkeeping Agent of the result of the exercise of the Withdrawal Right.
Disclosure of a joint Material Fact regarding the end of the Withdrawal Right exercise period and confirmation of the timetable of the Merger of Shares.
October 20	Deadline for Sabesp and EMAE to assess the tax payment by the NRIs, in connection with the exercise of the Withdrawal Right, and provide the relevant information to B3.
October 21	Date of payment of the reimbursement to EMAE shareholders who exercise the Withdrawal Right.
October 23	Last trading day for shares issued by EMAE on B3.
End of the period for NRIs to provide information regarding payment of income tax relating to any capital gain in connection with the Merger of Shares.
October 27	Disclosure of a Material Fact by Sabesp confirming the consummation of the Merger of Shares.
Credit of the shares issued by Sabesp to EMAE shareholders.
Deadline for Sabesp and EMAE to assess the tax payment by the NRIs, in connection with the Merger of Shares, and provide the relevant information to B3.
November 4	Confirmation by B3 and the New Bookkeeping Agent of any fractional shares resulting from the Merger of Shares.
To be defined, as applicable.	Auction of fractional shares on B3, as applicable.
To be defined, as applicable.	Availability of payment relating to any fractional shares, net of fees, to former EMAE shareholders, as applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 9, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.